Consent of Independent Registered Public Accounting Firm

Plan Administrator
Greene County Bancshares, Inc. 401(K) Profit Sharing Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-117791) on Form S-8 of Greene County Bancshares, Inc. of our report dated June 3, 2005, with respect to the statements of net assets available for benefits of Greene County Bancshares, Inc. 401(K) Profit Sharing Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of Greene County Bancshares, Inc. 401(K) Profit Sharing Plan.

/s/ Dixon Hughes PLLC

Asheville, North Carolina
June 27, 2005